Exhibit 21.1

Subsidiaries of the Registrant
(All subsidiaries are wholly-owned)

Name	Jurisdiction of Incorporation
Assured Guaranty Re Ltd.	Bermuda
Assured Guaranty Barbados Holdings Ltd.	Barbados
Assured Guaranty Overseas US Holdings Inc.	Delaware
Assured Guaranty Re Overseas Ltd.	Bermuda
Assured Guaranty Mortgage Insurance Company	New York
AG Intermediary Inc.	New York
Assured Guaranty US Holdings Inc.	Delaware
AG Financial Products Inc.	Delaware
Assured Guaranty (UK) Services Ltd.	England
Assured Guaranty Corp.	Maryland
Assured Value Insurance Company	Maryland
Assured Guaranty (UK) Ltd.	England
Assured Guaranty Finance Overseas Ltd.	England
Cedar Personnel Ltd.	Bermuda